UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 16, 2016 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2015 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 16, 2016

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2015 FINANCIAL RESULTS

Achieved double-digit consolidated comparable sales growth, with margin expansion in all divisions in the fourth quarter 2015

Montevideo, Uruguay, March 16, 2016 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2015.

Fourth Quarter 2015 Key Results

•	As reported consolidated revenues were $765.0 million, a 16.3% decline versus the fourth quarter of 2014. On an organic basis[1] and excluding Venezuela, consolidated revenues grew 10.8%.

•	Systemwide comparable sales increased by 12.0% year-over-year.

•	Adjusted EBITDA was $96.3 million, or 3.2% higher year-over-year. Organic Adjusted EBITDA excluding Venezuela increased by 15.3% versus the prior year quarter.

•	Consolidated Adjusted EBITDA margin expanded by more than 230 basis points.

•	As reported General and Administrative expenses (G&A) increased by $11.5 million, or 18.1% year-over-year, including a $15.8 million reorganization charge.

•	As reported net income was $5.6 million, compared to net income of $10.0 million in the year-ago period.

Full Year 2015 Key Results

•	As reported consolidated revenues were $3.05 billion in 2015, a 16.4% decline versus 2014. On an organic basis and excluding Venezuela, consolidated revenues grew 8.9%.

•	Systemwide comparable sales increased by 9.9% year-over-year.

1 For a definition of organic results please refer to page 15 of this document.

•	Adjusted EBITDA was $230.2 million, or 8.5% lower year-over-year. Organic Adjusted EBITDA excluding Venezuela increased by 4.9% versus the prior year.

•	Consolidated Adjusted EBITDA margin expanded by 65 basis points in 2015.

•	As reported G&A declined by $1.4 million, or 0.5%, year-over-year.

•	As reported net loss was $51.6 million, compared to a net loss of $109.3 million last year.

“We have made clear progress on our three-year strategic plan to improve profitability and shareholder value. In the first year of the plan’s implementation, we have already signed agreements representing more than half of our total goal to monetize the value of certain real estate assets, streamline our cost structure and achieve operating efficiencies. All of this positions the business for improved operating and financial results going forward. We also ended the year with positive momentum, achieving double-digit consolidated comparable sales growth and margin expansion across all divisions in the fourth quarter.”

“We begin 2016 in a stronger financial position and are on track to achieve the targets outlined in our three-year plan. While we expect some of our larger markets to continue facing headwinds in 2016, our focus remains on executing against our strategy, which will enable us to meet the short-term challenges we are facing and generate significant shareholder value over the coming years. We remain confident in the long-term potential of the McDonald’s brand in Latin America”, said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2015 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	2,121				2,141	0.9%

Sales by Company-operated Restaurants	876.1		(257.4)	115.2	733.9	-16.2%	13.1%
Revenues from franchised restaurants	37.5		(15.1)	8.7	31.1	-17.2%	23.1%
Total Revenues	913.6		(272.5)	123.9	765.0	-16.3%	13.6%
Systemwide Comparable Sales						12.0%
Adjusted EBITDA	93.3	18.1	(32.2)	17.0	96.3	3.2%	21.6%
Adjusted EBITDA Margin	10.2%				12.6%
Net income (loss) attributable to AD	10.0	18.0	(32.1)	9.6	5.6	-44.7%	218.5%
No. of shares outstanding (thousands)	210,216				210,539
EPS (US$/Share)	0.05				0.03

(4Q15 = 4Q14 + Special items + Currency translation + Organic growth). Refer to “Definitions” section for further detail.

The 16.3% decline in Arcos Dorados’ fourth quarter as reported revenues resulted mainly from the 51% year-over-year average depreciation of the Brazilian real. The use of a weaker official exchange rate to remeasure the results of the Company’s Venezuelan operation and currency depreciation in other key markets, such as Argentina, also impacted revenues. On an organic basis, revenue growth of 13.6% was driven by a 12.0% expansion in systemwide comparable sales due to average check growth above the blended inflation rate. The increase in average check was partially offset by a low-single digit decline in traffic. The net addition of 20 restaurants during the last 12-month period contributed $17.0 million to organic revenue growth.

During the quarter, the family business performed well with the following properties included in the Happy Meal across our divisions: Hotel Transylvania 2, Mario Kart, Barbie and Angry Birds.

Figure 2. Special Items
(In thousands of U.S. dollars)

	4Q	4Q	Variation
	2015	2014
CADs net (loss) gain (i)	-	-485	485
Payroll tax recovery in Brazil (INSS)	-	10,642	-10,642
Tax recovery in Brazil (PIS/COFINS)	32,579	4,276	28,303
TOTAL	32,579	14,433	18,146

(i) Compensation expense.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q15 Adjusted EBITDA

*Net impact of: Currency Translation (-$8.6 million) and Organic Growth ($5.5 million).

Fourth quarter Adjusted EBITDA increased 3.2% as the positive variance in special items, combined with organic growth, more than offset currency translation impacts from Brazil, Venezuela, Argentina and other markets. Special items in the fourth quarter consisted of a $32.6 million net PIS/COFINS recovery in the Brazil division related to previous years.

The Adjusted EBITDA margin expanded by more than 230 basis points to 12.6%. The result reflects the aforementioned net PIS/COFINS recovery in Brazil, which more than offset higher G&A, Payroll costs, and Occupancy and Other Operating Expenses as a percentage of sales.

As reported, consolidated G&A increased by 18.1%, or $11.5 million, in the quarter. On a constant currency basis, G&A increased by 49.6% year-over-year, or $31.6 million in absolute terms. The increase primarily reflects a $15.8 million charge related to the reorganization plan implemented in fourth quarter of 2015, which has no corresponding impact on Adjusted EBITDA. Excluding this charge, consolidated G&A would have increased by 21.3%, on a constant currency basis.

Consolidated – excluding Venezuela

Figure 3. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	1,985				2,007	1.1%

Sales by Company-operated Restaurants	853.5		(222.5)	91.2	722.2	-15.4%	10.7%
Revenues from franchised restaurants	35.8		(10.7)	4.6	29.6	-17.1%	12.9%
Total Revenues	889.3		(233.2)	95.8	751.9	-15.5%	10.8%
Systemwide Comparable Sales						8.0%
Adjusted EBITDA	90.0	18.1	(23.6)	11.5	96.1	6.7%	15.3%
Adjusted EBITDA Margin	10.1%				12.8%
Net income (loss) attributable to AD	11.2	18.0	(8.5)	(15.5)	5.3	-52.9%	-479.4%
No. of shares outstanding (thousands)	210,216				210,539
EPS (US$/Share)	0.05				0.03

Excluding the Company’s Venezuelan operation, as reported revenues declined by 15.5% year-over-year. The decrease primarily reflects the depreciation of the Brazilian real, and to a lesser extent the depreciation of the Argentine peso and Mexican peso, among other currencies. Organic revenues increased 10.8% in the fourth quarter. Systemwide comparable sales increased 8.0%, driven by average check growth above the blended inflation rate, partially offset by a low-single digit decline in traffic.

Adjusted EBITDA increased 6.7%, as reported, and 15.3% in organic terms. The Adjusted EBITDA margin expanded by more than 260 basis points to 12.8%. The result reflects the net PIS/COFINS recovery in the Brazil division, which more than offset higher G&A and Payroll costs as a percentage of sales.

Non-operating Results

Non-operating results for the fourth quarter reflected a $6.1 million foreign currency exchange loss, versus a loss of $11.0 million last year. The variance is mainly explained by the depreciation of the Brazilian real from the previous quarter end, which generated a loss related to intercompany balances and a gain on BRL-denominated long-term debt. Net interest expense was $1.2 million lower year-over-year, totaling $16.7 million in the quarter.

The Company reported an income tax expense of $21.7 million for the quarter, compared to $14.9 million in the prior year period.

Fourth quarter net income attributable to the Company totaled $5.6 million, compared to net income of $10.0 million in the same period of 2014. The decline reflects a higher loss from derivative instruments and income tax expenses, partially offset by lower net interest expenses and foreign currency exchange results.

The Company reported earnings per share of $0.03 in the fourth quarter of 2015, compared to earnings per share of $0.05 in the previous corresponding period. Total weighted average shares for the fourth quarter of 2015 were 210,538,896 as compared to 210,215,800 in the fourth quarter of 2014, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:

Brazil Division

Figure 4. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	866				883	2.0%

Total Revenues	467.5		(169.6)	35.6	333.4	-28.7%	7.6%
Systemwide Comparable Sales						4.5%
Adjusted EBITDA	81.4	17.7	(22.7)	1.8	78.2	-4.0%	2.7%
Adjusted EBITDA Margin	17.4%				23.4%

Brazil’s as reported revenues decreased by 28.7%, as the 51% year-over-year average depreciation of the Brazilian real more than offset a mid-single digit increase in comparable sales and the contribution of new restaurant openings. Excluding the depreciation of the Brazilian real, organic revenues increased 7.6% year-over-year. Systemwide comparable sales increased by 4.5%, driven by average check growth in line with inflation, which was partially offset by a mid-single digit decline in traffic.

The unfavorable macroeconomic environment in Brazil, as reflected by the accelerated inflation rate and depreciation of the currency, continued to impact traffic. Retail sales, in general, declined in 2015 for the first time in more than a decade. In response to this tough macroeconomic and consumer environment, the Company continued to implement appealing marketing activities. This included the Big Cheddar campaign, which was an extension of the core Cheddar McMelt sandwich, one of the preferred menu items in Brazil. Fourth quarter marketing initiatives also included the Angry Birds campaign, the Quarter Pounder in the affordability platform, and new flavors in the McFlurry.

The net addition of 17 restaurants during the last 12-month period, of which over 70% were free-standing units that deliver a full experience to the Company’s customers, contributed $11.7 million to revenues on a constant currency basis during the quarter.

Adjusted EBITDA declined 4.0% but increased 2.7% in organic terms. The Adjusted EBITDA margin expanded by more than 600 basis points to 23.4%, mainly due to a $32.6 million net PIS/COFINS recovery from previous years, recorded as other operating income. This net recovery more than offset increases in key cost line items. Food and Paper (F&P) costs were impacted by a negative shift in mix. Additionally, due to higher than projected sales of Happy Meal and fries, the Company experienced a shortfall in its operating hedges. The increases in Payroll and G&A expenses were mostly explained by a difficult comparison that included the recovery of payroll taxes (INSS) in the prior year quarter.

NOLAD

Figure 5. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	513				518	1.0%

Total Revenues	98.3		(8.6)	6.5	96.1	-2.1%	6.6%
Systemwide Comparable Sales						2.4%
Adjusted EBITDA	9.6	0.0	(0.2)	1.3	10.6	11.4%	13.3%
Adjusted EBITDA Margin	9.7%				11.1%

NOLAD’s as reported revenues decreased by 2.1% year-over-year, mainly due to the 21% year-over-year average depreciation of the Mexican peso. On an organic basis, however, revenues increased 6.6% year-over-year. Systemwide comparable sales increased 2.4%, driven by average check growth and flat traffic.

Marketing initiatives included the 30-year Anniversary campaign for the Big Mac, MegaMac and Super Big Mac sandwiches in Mexico. The family business performed strongly in the quarter, backed by successful properties in the Happy Meal.

The net addition of 5 restaurants during the last 12-month period contributed $3.1 million to revenues in constant currency.

Adjusted EBITDA increased by 11.4%, or 13.3% on an organic basis. The NOLAD division continued to achieve margin expansion as a result of improved operational performance and strong productivity indexes. The Adjusted EBITDA margin increased by 135 basis points to 11.1% in the fourth quarter, mainly driven by efficiencies in Payroll costs and Occupancy and Other Operating Expenses, partially offset by higher F&P costs (primarily due to the depreciation of the Mexican peso) and G&A expenses as a percentage of sales.

SLAD

Figure 6. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	383				384	0.3%

Total Revenues	220.7		(41.3)	50.7	230.2	4.3%	23.0%
Systemwide Comparable Sales						23.0%
Adjusted EBITDA	23.8	0.0	(5.3)	8.5	27.0	13.6%	35.8%
Adjusted EBITDA Margin	10.8%				11.7%

The SLAD division’s as reported revenues increased by 4.3%, or 23.0% in organic terms, compared with the year-ago period’s results. Currency translation was mainly impacted by the 19% average decline of the Argentine peso, as well as the depreciation of other SLAD currencies versus the same period last year. Systemwide comparable sales increased 23.0%, driven by average check growth and a low-single digit increase in traffic.

The Company’s marketing initiatives in the fourth quarter included the Angry Birds campaign and the Big Mac in the affordability platform in Argentina. Marketing activities in the quarter also included the launch of new flavors in the McFlurry and appealing properties in the Happy Meal.

The balance between openings and closings during the last 12-month period contributed $2.7 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased 13.6% and rose 35.8% in organic terms. The Adjusted EBITDA margin expanded by almost 100 basis points to 11.7%, driven by improvements in F&P, which more than offset increases in Payroll, G&A, and Occupancy and Other Operating Expenses as a percentage of sales.

Caribbean Division

Figure 7. Caribbean Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	359				356	-0.8%

Total Revenues	127.2		(53.0)	31.1	105.3	-17.2%	24.5%
Systemwide Comparable Sales						33.4%
Adjusted EBITDA	3.6	0.0	(9.2)	8.9	3.3	-8.1%	245.1%
Adjusted EBITDA Margin	2.8%				3.2%

The Caribbean division’s as reported revenues declined by 17.2%, due largely to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. Excluding the currency impact, organic revenues rose 24.5% year-over-year. Systemwide comparable sales increased by 33.4%, driven by growth in average check, which more than offset a decrease in traffic. Volumes in the division continue to be affected by the ongoing macroeconomic downturns in Venezuela and Puerto Rico.

Key marketing initiatives during the quarter included the Combo ConTo’ in Puerto Rico, and the continuation of “Almuerzos Colombianos”, or “Colombian Lunches” in Colombia. Also in the quarter, the Company launched new flavors in the McFlurry and included successful properties in the Happy Meal.

The Company closed four underperforming restaurants, against one opening, in the Caribbean Division over the twelve-month period.

Adjusted EBITDA decreased by 8.1% to $3.3 million, compared with $3.6 million in the fourth quarter of 2014, due to the remeasurement of the results of the Venezuelan operation at a weaker year-over-year average exchange rate. The Adjusted EBITDA margin expanded by more than 30 basis points to 3.2%, as a consequence of efficiencies in Occupancy and Other Operating Expenses as a percentage of sales.

Caribbean Division – excluding Venezuela

Figure 8. Caribbean Division - Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	4Q14 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	4Q15 (a+b+c+d)	% As Reported	% Organic
Total Restaurants (Units)	223				222	-0.4%

Total Revenues	102.9		(13.7)	3.0	92.2	-10.4%	3.0%
Systemwide Comparable Sales						2.3%
Adjusted EBITDA	0.6	0.0	(0.6)	3.0	3.1	417.2%	513.0%
Adjusted EBITDA Margin	0.6%				3.3%

As reported revenues in the Caribbean division excluding Venezuela decreased by 10.4% versus the prior-year period, mainly due to the depreciation of the Colombian peso and, to a lesser extent, the Euro. Excluding currency movements, organic revenues increased 3.0% year-over-year, supported by a strong performance in Colombia. Comparable sales increased by 2.3%, despite the challenging macroeconomic environment in Puerto Rico.

Adjusted EBITDA totaled $3.1 million, compared to $0.6 million in the same period of 2014. Adjusted EBITDA margin increased by more than 270 basis points to 3.3% as lower G&A and Occupancy and Other Operating Expenses, more than offset higher F&P costs as a percentage of sales.

New Unit Development

Figure 9. Total Restaurants (eop)*

	December 2015	September 2015	June 2015	March 2015	December 2014
Brazil	883	869	871	867	866
NOLAD	518	514	511	512	513
SLAD	384	383	383	382	383
Caribbean	356	356	355	358	359
TOTAL	2,141	2,122	2,120	2,119	2,121
LTM Net Openings	20	36	45	50	59

* Considers Company-operated and franchised restaurants at period-end

The Company opened 36 new restaurants during the twelve month period ended December 31, 2015, resulting in a total of 2,141 restaurants. Also during the period, the Company added 165 Dessert Centers and 2 McCafés, bringing the totals to 2,618 and 322, respectively.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $112.5 million at December 31, 2015. The Company’s total financial debt (including derivative instruments) was $654.2 million. Net debt was $541.7 million and the Net Debt/Adjusted EBITDA ratio was 2.4x at December 31, 2015.

Net cash provided by operating activities was $69.1 million in the fourth quarter of 2015, while cash used in financing activities amounted to $26.6 million. During the quarter, capital expenditures totaled $30.5 million.

Figure 10. Consolidated Financial Ratios

(In thousands of U.S. dollars, except ratios)

	December 31	December 31
	2015	2014
Cash & cash equivalents	112,519	139,030
Total Financial Debt (i)	654,227	801,205
Net Financial Debt (ii)	541,708	662,175
Total Financial Debt / LTM Adjusted EBITDA ratio	2.8	3.2
Net Financial Debt / LTM Adjusted EBITDA ratio	2.4	2.6

(i)Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $6.7 million and $9.5 million as a reduction of financial debt as of December 31, 2015 and December 31, 2014, respectively).

(ii) Total financial debt less cash and cash equivalents.

Full Year 2015

For the twelve months ended December 31, 2015, the Company’s revenues declined by 16.4% to $3.05 billion. On an organic basis, however, revenues grew by 11.3%. Systemwide comparable sales grew by 9.9%, due to average check growth in all divisions, partially offset by a low-single digit decline in traffic.

Adjusted EBITDA was $230.2 million, an 8.5% decrease compared to 2014. Excluding the currency translation impact related to the depreciation of key local currencies, and the special items presented in the table below, Adjusted EBITDA increased by 31.6%. This increase in organic Adjusted EBITDA is due, in part, to lower year-over-year one-time charges, reflecting the foreign exchange rate change in Venezuela in 2014.

Adjusted EBITDA margin expanded by more than 60 basis points to 7.5%, helped by the net PIS/COFINS recovery in Brazil in the fourth quarter. This was partially offset by higher Payroll costs, G&A, and Occupancy and Other Operating Expenses as a percentage of sales.

Figure 11. Special Items

(In thousands of U.S. dollars)

	FY	FY	Variation
	2015	2014
Payroll tax recovery in Brazil (INSS)	-	10,642	-10,642
Tax recovery in Brazil (PIS/COFINS)	32,579	4,276	28,303
Royalty waiver from Venezuela	-	6,094	-6,094
CADs net (loss) gain (i)	-551	-2,941	2,390
TOTAL	32,028	18,071	13,957

(i) Compensation expense. Includes the result from the total equity return swap.

For the full year 2015, the Company reported a consolidated net loss of $51.6 million, down from a loss of $109.3 million in 2014. The positive variance reflects better operating results in 2015 (having incurred higher impairment charges and inventory write downs in 2014 due to the transition to a weaker FX rate in Venezuela), combined with lower net interest expenses and also lower foreign currency exchange losses and income tax expenses.

Excluding the Venezuelan operation, the Company’s revenues decreased by 13.0%, but increased by 8.9% on an organic basis. Systemwide comparable sales grew by 6.1%. Adjusted EBITDA declined by 13.3%, as reported, and increased by 4.9%, on an organic basis. The reported Adjusted EBITDA margin contracted slightly to 7.9% from 8.0% in 2014.

Cash provided by operating activities totaled $112.7 million for the year, while cash used in financing activities amounted to $42.3 million. Additionally, total capital expenditures amounted to $91.0 million for the year.

2016 Guidance

For the full year 2016, the Company expects capital expenditures to be between $90 and $120 million.

As part of the opening plan agreed to with McDonald’s for the current three-year period (commenced on January 1, 2014), the Company has committed to open a minimum cumulative total of 150 new restaurants. The Company will meet its commitment for the current three-year period.

Quarter Highlights & Recent Developments

Real Estate Asset Monetization

As part of its Real Estate Asset Monetization plan, the Company has signed agreements to redevelop a small number of its properties in Mexico and to refranchise more than 25 of its company-operated restaurants. These agreements represent more than half of the three-year target proceeds of $250 million that the Company established in March of 2015. As of the date of this release, the Company has received proceeds of more than $25 million from these agreements. The remaining balance is expected to be received subject to regulatory approval for some of the agreements in Mexico and when the transfer of operations is completed for the refranchising agreements.

2016 BRL Bond Refinancing

The Company is finalizing the documentation of a loan structure, including a number of banks, to refinance the July 2016 maturity of the BRL-denominated bond. The loan will be denominated in Brazilian reais with a principal equivalent to approximately $170 million over a four-year term.

Covenants under the Master Franchise Agreement (MFA)

The MFA requires the Company, among other obligations, to maintain a minimum fixed charge coverage ratio of at least 1.50x, as well as a maximum leverage ratio of 4.25x.

As of December 31, 2015, the Company was not in compliance with the leverage ratio. However, McDonald’s Corporation granted the Company a limited waiver of its obligation to comply with the fixed charge coverage and leverage ratios, through and including December 31, 2015.

Purchase of Class A shares by the Executive Chairman

Between the weeks of November 16 and November 30, 2015, Woods Staton, the Company’s Executive Chairman, bought an additional 699,500 Class A shares.

Investor Relations Contact	Media Contact
Daniel Schleiniger	MBS Value Partners
Sr. Director of Corporate Communications & IR	Katja Buhrer
Arcos Dorados	katja.buhrer@mbsvalue.com
daniel.schleiniger@ar.mcd.com	+1 917 969 3438
+54 11 4711 2265
www.arcosdorados.com/ir

Definitions:

Systemwide comparable sales: growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency: basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2015. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment, write-offs and related contingencies of property and equipment, impairment of long-lived assets, reorganization and optimization plan expenses, stock-based compensation in connection with the Company’s initial public listing, and the ADBV Long-Term Incentive Plan incremental compensation from modification.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. For more information, please see Adjusted EBITDA reconciliation in Note 20 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

Fourth Quarter & Full Year 2015 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 12. Fourth Quarter & Full Year 2015 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2015	2014	2015	2014
REVENUES
Sales by Company-operated restaurants	733,880	876,082	2,930,379	3,504,302
Revenues from franchised restaurants	31,106	37,547	122,361	146,763
Total Revenues	764,986	913,629	3,052,740	3,651,065
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(260,688)	(310,713)	(1,037,487)	(1,243,907)
Payroll and employee benefits	(150,102)	(168,366)	(616,358)	(734,093)
Occupancy and other operating expenses	(205,649)	(240,304)	(838,037)	(997,065)
Royalty fees	(37,188)	(44,998)	(149,089)	(173,663)
Franchised restaurants - occupancy expenses	(12,191)	(17,505)	(54,242)	(63,939)
General and administrative expenses	(75,192)	(63,658)	(270,680)	(272,065)
Other operating expenses, net	29,302	(14,401)	6,560	(95,476)
Total operating costs and expenses	(711,708)	(859,945)	(2,959,333)	(3,580,208)
Operating income	53,278	53,684	93,407	70,857
Net interest expense	(16,728)	(17,951)	(64,407)	(72,750)
Loss from derivative instruments	(2,672)	(620)	(2,894)	(685)
Foreign currency exchange results	(6,081)	(10,983)	(54,032)	(74,117)
Other non-operating income (expense), net	(445)	895	(627)	146
Income (loss) before income taxes	27,352	25,025	(28,553)	(76,549)
Income tax expense	(21,739)	(14,860)	(22,816)	(32,479)
Net income (loss)	5,613	10,165	(51,369)	(109,028)
Less: Net income attributable to non-controlling interests	(62)	(122)	(264)	(305)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	5,551	10,043	(51,633)	(109,333)
Earnings (loss) per share information ($ per share):
Basic net income per common share	$ 0.03	$ 0.05	$ (0.25)	$ (0.52)
Weighted-average number of common shares outstanding-Basic	210,538,896	210,215,800	210,436,232	210,105,059
Adjusted EBITDA Reconciliation
Operating income	53,278	53,684	93,407	70,857
Depreciation and amortization	27,456	29,884	110,715	116,811
Operating charges excluded from EBITDA computation	15,584	9,768	26,049	64,006
Adjusted EBITDA	96,318	93,336	230,171	251,674
Adjusted EBITDA Margin as % of total revenues	12.6%	10.2%	7.5%	6.9%

Fourth Quarter & Full Year 2015 Results by Division

(In thousands of U.S. dollars)

Figure 13. Fourth Quarter & Full Year 2015 Consolidated Results by Division

(In thousands of U.S. dollars)

	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2015	2014	(Decr)	Incr/(Decr)%	2015	2014	(Decr)	Incr/(Decr)%
Revenues
Brazil	333,400	467,456	-28.7%	7.6%	1,361,989	1,816,046	-25.0%	5.1%
Caribbean	105,284	127,185	-17.2%	24.5%	398,144	594,220	-33.0%	18.3%
NOLAD	96,147	98,255	-2.1%	6.6%	367,364	385,114	-4.6%	4.1%
SLAD	230,155	220,733	4.3%	23.0%	925,243	855,685	8.1%	23.0%
TOTAL	764,986	913,629	-16.3%	13.6%	3,052,740	3,651,065	-16.4%	11.3%

Operating Income (loss)
Brazil	62,977	61,820	1.9%	49.7%	135,657	172,787	-21.5%	9.8%
Caribbean	(9,341)	(5,818)	60.6%	-123.8%	(36,482)	(88,711)	58.9%	113.5%
NOLAD	7,836	(2,090)	-474.9%	-502.5%	11,775	(6,484)	281.6%	260.0%
SLAD	17,847	18,532	-3.7%	17.9%	83,906	67,885	23.6%	42.4%
Corporate and Other	(26,041)	(18,760)	38.8%	67.5%	(101,449)	(74,620)	-36.0%	-55.6%
TOTAL	53,278	53,684	-0.8%	72.8%	93,407	70,857	31.8%	171.7%

Adjusted EBITDA
Brazil	78,179	81,425	-4.0%	41.8%	192,939	237,699	-18.8%	13.8%
Caribbean	3,324	3,617	-8.1%	245.1%	5,679	(8,136)	169.8%	708.8%
NOLAD	10,643	9,553	11.4%	13.3%	34,489	27,701	24.5%	26.7%
SLAD	26,976	23,752	13.6%	35.8%	106,602	87,976	21.2%	38.9%
Corporate and Other	(22,804)	(25,011)	-8.8%	11.6%	(109,538)	(93,566)	-17.1%	-31.8%
TOTAL	96,318	93,336	3.2%	53.3%	230,171	251,674	-8.5%	40.7%

Figure 14. Average Exchange Rate per Quarter*

	Brazil	Mexico	Argentina	Venezuela
4Q15	3.85	16.76	10.15	199.68
4Q14	2.55	13.90	8.51	49.98

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31	December 31
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	112,519	139,030
Accounts and notes receivable, net	63,348	83,003
Other current assets (1)	203,129	225,163
Total current assets	378,996	447,196
Non-current assets
Property and equipment, net	833,357	1,092,994
Net intangible assets and goodwill	49,486	57,864
Deferred income taxes	63,321	75,319
Other non-current assets (2)	81,817	121,407
Total non-current assets	1,027,981	1,347,584
Total assets	1,406,977	1,794,780
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	187,685	220,337
Taxes payable (3)	97,587	120,763
Accrued payroll and other liabilities	93,112	112,072
Other current liabilities (4)	30,824	37,580
Provision for contingencies	512	777
Financial debt (5)	166,225	49,642
Deferred income taxes	1,728	895
Total current liabilities	577,673	542,066
Non-current liabilities
Accrued payroll and other liabilities	19,381	18,440
Provision for contingencies	20,066	11,427
Financial debt (6)	494,743	761,080
Deferred income taxes	8,224	4,180
Total non-current liabilities	542,414	795,127
Total liabilities	1,120,087	1,337,193
Equity
Class A shares of common stock	371,857	365,701
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,606	15,974
Retained earnings	193,158	244,791
Accumulated other comprehensive losses	(424,263)	(302,467)
Total Arcos Dorados Holdings Inc shareholders’ equity	286,273	456,914
Non-controlling interest in subsidiaries	617	673
Total equity	286,890	457,587
Total liabilities and equity	1,406,977	1,794,780

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Deferred income taxes", and "Collateral deposits".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative instruments" and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion".